Exhibit 99.1

Vermilion Energy Inc. Confirms 5.3% Increase to Monthly Cash Dividend to $0.20 CDN Per Share Payable February 15, 2013

CALGARY, Jan. 15, 2013 /CNW/ - Vermilion Energy Inc. ("Vermilion") (VET - TSX) is pleased to confirm the previously announced 5.3% increase to Vermilion's monthly cash dividend to $0.20 CDN per share from $0.19 per share.  The cash dividend is payable on February 15, 2013 to all shareholders of record on January 31, 2013.  Vermilion has never reduced its dividend and this marks the second increase since Vermilion initiated its first distribution to shareholders in 2003. The ex-dividend date for this payment is January 29, 2013.  This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, the broader European region and Australia.  Vermilion is targeting annual growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. Vermilion believes it is well positioned to continue to provide shareholders with steady growth and reliable and growing dividends.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders.  Vermilion trades on the Toronto Stock Exchange under the symbol VET and over-the-counter in the United States under the symbol VEMTF.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Dean Morrison, CFA
Director, Investor Relations
Suite 3500, 520 - 3rd Avenue S.W.
Calgary, Alberta T2P 0R3
Phone: (403) 269-4884
Fax: (403) 476-8100
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 11:50e 15-JAN-13